April 22, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Ji Shin, Attorney-Advisor

Re:	Medical Transcription Billing, Corp.
Registration Statement on Form S-3
Filed on March 24, 2016
File No. 333-210391

Ladies and Gentlemen:

We reference the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in its letter to Medical Transcription Billing, Corp. dated April 11, 2016 relating to the above referenced Registration Statement on Form S-3 ("Registration Statement"). In response to the Staff's comments, Amendment No. 1 to the Registration Statement was filed on April 14, 2016. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comment with the Company’s response.

1.	It appears you are registering this offering in reliance on General Instruction I.B.6 to Form S-3. If so, please provide the disclosure required by Instruction 7 to General Instruction I.B.6 to Form S-3. If not, please tell us which instruction to Form S-3 you are relying on to register this offering.

We have added the disclosure required by Instruction 7 to General Instruction I.B.6 to Form S-3.

2.	Please revise to indicate that the total proposed maximum aggregate offering price is $20 million. Also revise the cover page to indicate the maximum offering size. See Item 501(b)(2) of Regulation S-K.

We have revised the cover page of the Prospectus to indicate the maximum offering size of $20 million, as was shown on the cover page of Form S-3.

7 Clyde Road, Somerset, NJ 08873            Phone 732.873.5133 x.133            Facsimile 732.873.3378            www.MTBC.com

U.S. Securities and Exchange Commission

April 22, 2016

3.	It appears that the consent of Grant Thornton (Canada) LLP should refer to the Form 8-K filed on September 24, 2015. Please revise or advise.

Grant Thornton Canada has corrected the date of the 8-K on their consent to September 24, 2015.

If you should have any questions about our filing or require any further information, please do not hesitate to contact me or our outside counsel David Song at (212) 599-3077.

Sincerely,

/s/ Bill Korn
Chief Financial Officer

cc:	Mahmud Haq, Medical Transcription Billing, Corp. Stephen Snyder, Medical Transcription Billing, Corp. David S. Song, Esq., Mazzeo Song P.C.

7 Clyde Road, Somerset, NJ 08873            Phone 732.873.5133 x.133            Facsimile 732.873.3378            www.MTBC.com